United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ROCKETFUEL BLOCKCHAIN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

77313J108
(CUSIP Number)

Tom Glaesner Larsen

GK Partners ApS

Tel. No.: 011-45-42-90-17-33

Copy to:

Ernest Stern, Esq. Culhane Meadows PLLC 1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 301-910-2030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2024. See Item 3
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 77313J108	SCHEDULE 13D	Page 2 of 7

1.	names of reporting persons GK Partners ApS
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) PF, WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 1,944,175
	8.	shared voting power 0
	9.	sole dispositive power 1,944,175
	10.	shared dispositive power 0

11.	aggregate amount beneficially owned by each reporting person 1,944,175 shares of Common Stock
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	percent of class represented by amount in row (11) 5.79% of the issued and outstanding shares of Common Stock
14.	type of reporting person (See Instructions) CO

CUSIP No.: 77313J108	SCHEDULE 13D	Page 3 of 7

Item 1. Security and Issuer.

This Schedule 13D filed by GK Partners ApS (“GK Partners” or the “Reporting Person”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of RocketFuel Blockchain, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Spear Street, Suite 1100, San Francisco, CA 94105.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed with respect to the shares of the Issuer’s Common Stock held by GK Partners. The majority ownership of GK Partners is held by Kiri Lillan Glaesner and under the Bylaws of GK Partners Tom Glaesner Larsen has voting and investment power over the securities held by GK Partners.

(b) The business address of GK Partners is Dyrehavevej 3 B, stuen, DK-2930, Klampenborg, Denmark.

(c) GK Partners is in the financial services business. Tom Glaesner Larsen is the founder and President of GK Partners.

(d) During the last five years neither the Reporting Person, nor, to the knowledge of its principals, any of its respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the knowledge of its principals, its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GK Partners was formed under the laws of Denmark.

Item 3. Source and Amount of Funds or Other Consideration.

Each acquisition of securities by GK Partners (or on its behalf and at its direction) was either in open market transactions or through private placements using its own working capital and with personal funds.

The Reporting Person has acquired beneficial ownership of securities of the Issuer as follows:

Open market or private placement purchases of shares

No. of Shares Acquired	Date of Acquisition	Price Per Share, US$	Purcahse Price, US$
1,875	July 23, 2022	2.30	4,312.50
10,000	December 14, 2023	0.25	2,500.00
18,383	December 15, 2023	0.25	4,595.75
11,000	December 15, 2023	0.25	2,750.00
18,750	December 15, 2023	0.25	4,687.50
3,125	December 15, 2023	0.25	781.25
4,000	December 15, 2023	0.25	1,000.00
8,125	December 16, 2023	0.25	2,031.25
20,000	December 17, 2023	0.25	5,000.00
23,750	December 17, 2023	0.25	5,937.50
33,125	December 18, 2023	0.25	8,281.25
11,428	December 20, 2023	0.25	2,857.00
25,000	December 20, 2023	0.25	6,250.00
20,000	December 20, 2023	0.25	5,000.00

CUSIP No.: 77313J108	SCHEDULE 13D	Page 4 of 7

No. of Shares Acquired	Date of Acquisition	Price Per Share, US$	Purcahse Price, US$
20,000	December 20, 2023	0.25	5,000.00
5,000	December 20, 2023	0.25	1,250.00
10,000	December 21, 2023	0.25	2,500.00
4,000	December 21, 2023	0.25	1,000.00
8,000	December 21, 2023	0.25	2,000.00
10,000	December 21, 2023	0.25	2,500.00
25,000	December 22, 2023	0.25	6,250.00
10,000	December 22, 2023	0.25	2,500.00
20,000	December 22, 2023	0.25	5,000.00
10,000	December 22, 2023	0.25	2,500.00
167,000	December 22, 2023	0.25	41,750.00
10,000	December 22, 2023	0.25	2,500.00
3,125	December 22, 2023	0.25	781.25
10,000	December 23, 2023	0.25	2,500.00
5,000	December 24, 2023	0.25	1,250.00
6,250	December 24, 2023	0.25	1,562.50
14,490	December 24, 2023	0.25	3,622.50
5,000	December 24, 2023	0.25	1,250.00
32,500	December 25, 2023	0.25	8,125.00
5,000	December 26, 2023	0.25	1,250.00
5,000	December 26, 2023	0.25	1,250.00
5,000	December 26, 2023	0.25	1,250.00
269,375	December 26, 2023	0.25	67,343.75
4,000	December 27, 2023	0.25	1,000.00
3,125	December 27, 2023	0.25	781.25
4,000	December 27, 2023	0.25	1,000.00
20,000	December 27, 2023	0.25	5,000.00
40,000	December 28, 2023	0.25	10,000.00
15,000	December 28, 2023	0.25	3,750.00
8,000	December 28, 2023	0.25	2,000.00
51,250	December 28, 2023	0.25	12,812.50
18,250	December 28, 2023	0.25	4,562.50
25,000	December 28, 2023	0.25	6,250.00
30,500	December 28, 2023	0.25	7,625.00
9,660	December 28, 2023	0.25	2,415.00
9,125	December 29, 2023	0.25	2,281.25
20,000	December 29, 2023	0.25	5,000.00
5,000	December 29, 2023	0.25	1,250.00
8,000	December 31, 2023	0.25	2,000.00
2,500	December 31, 2023	0.25	625.00
30,000	December 31, 2023	0.25	7,500.00
2,500	December 31, 2023	0.25	625.00
22,716	January 2, 2024	0.25	5,679.00
11,428	January 2, 2024	0.25	2,857.00
10,000	January 3, 2024	0.25	2,500.00
10,250	January 5, 2024	0.25	2,562.50
20,000	January 5, 2024	0.25	5,000.00
14,250	January 6, 2024	0.25	3,562.50
4,700	January 10, 2024	0.25	1,175.00
127,545	January 11, 2024	0.25	31,886.25
20,000	January 11, 2024	0.25	5,000.00

CUSIP No.: 77313J108	SCHEDULE 13D	Page 5 of 7

No. of Shares Acquired	Date of Acquisition	Price Per Share, US$	Purcahse Price, US$
5,000	January 12, 2024	0.25	1,250.00
30,000	January 12, 2024	0.25	7,500.00
30,000	January 16, 2023	0.25	7,500.00
45,500	January 16, 2024	0.25	11,375.00
55,000	January 16, 2024	0.25	13,750.00
77,500	January 16, 2024	0.25	19,375.00
20,000	January 16, 2024	0.25	5,000.00
25,000	January 17, 2024	0.25	6,250.00
10,000	January 17, 2024	0.25	2,500.00
40,000	January 18, 2024	0.25	10,000.00
8,200	January 18, 2024	0.25	2,050.00
18,750	January 19, 2024	0.25	4,687.50
11,428	January 19, 2024	0.25	2,857.00
33,542	January 19, 2023	0.15	5,031.30
49,155	January 22, 2024	0.25	12,288.75
70,000	January 23, 2024	0.25	17,500.00
Total Shares 1,944,175

Item 4. Purpose of Transaction.

GK Partners has acquired the Common Stock for investment purposes. The Reporting Person will continuously evaluate its beneficial ownership of the Issuer’s securities and the Issuer’s business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, GK Partners may from time to time make additional purchases of the Issuer’s shares of common stock.

CUSIP No.: 77313J108	SCHEDULE 13D	Page 6 of 7

The Reporting Person currently has no other plans or proposals, though it retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns an aggregate of 1,944,175 shares of Common Stock which would represent 5.79% of the issued and outstanding shares of Common Stock based on 33,604,890 shares set forth in the current list of shareholders provided by the Issuer’s transfer agent, Securities Transfer Corporation.

To the knowledge of the Reporting Person, none of its respective directors or officers has any power to vote or dispose of any securities of the Issuer, nor did any of the Reporting Person’s directors and officers effect any transactions in such securities in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Items 3 and 4 of this report.

Item 7. Material to be Filed as Exhibits.

N/A

CUSIP No.: 77313J108	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

GK PARTNERS APS

By:	/s/ Tom Glaesner Larsen
Name:	Tom Glaesner Larsen
Title:	CEO